Mail Stop 3561

November 17, 2005

Robert J. Scott
Chief Financial Officer and Director
Viva International, Inc.
954 Business Park Drive, Suite #2
Traverse City, MI 49686

        RE: Viva International, Inc.
               Form 10-KSB for the Fiscal Year Ended December 31, 2004
               Form 10-QSB for the Quarter Ended June 30, 2005
               File No. 000-30440

Dear Mr. Scott:

       We have reviewed your response letter dated October 12, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Refer to Prior Comment 2

1. We have reviewed your response to prior comment 2. We note the factors cited by you which support your treatment of non-airline disposed business activities as part of continuing operations. In this regard, your response does not provide information contrary to our initial understanding of the sale and spin off of these subsidiaries. Please note that in accordance with SFAS No. 144 (paragraphs 41-44), the reporting

of discontinued operations would include all non-airline operating activities including gains and losses on the sale of subsidiary interests and the impairment charges relating to non-airline businesses that were recognized during the financial statement period in 2003. As such, it appears that restatement of your financial statements may be necessary.

Refer to Prior Comment 4

2. We have reviewed your response and we continue to believe that there is no basis for you to value the shares issued in connection with the Operating License at $20 per share. As previously noted, your common stock had limited trading activity on the Over-the-Counter Bulletin Board and there were no significant, third-party cash sales of your common stock. Although the operating license and its inherent rights may have economic value, it appears this non-monetary asset for financial statement purposes should be valued at the transferor's historical (predecessor) cost basis as determined under GAAP for the reasons previously cited as well as there being no objective and reliable third-party cash sales of your common stock supporting a different value. Furthermore, the $4.5 million value of this asset recognized at the date of the exchange transaction would suggest that the transferor could have sold, transferred, or exchanged this non-monetary asset for a cash amount at that value which appears inconsistent with the transferor accepting the receipt of shares in a development stage enterprise with no evidence of any shares being sold by the registrant to third parties at cash amounts approximating that value. Therefore, as you have not provided any other supporting literature or objective evidence that supports your original accounting treatment, please restate your financial statements to value this non-monetary asset at the transferor's historical cost basis with appropriate disclosure in the notes to the financial statements.

Refer to Prior Comment 6

3. We reissue comment 6 with respect to the reissuance of prior comments 2 and 6 noted above.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Cari Kerr at 202-551-3310 or Joe Foti at 202-551-3816. You may also contact the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief

Via Fascimile: Robert J. Scott, Chief Financial Officer; 231-932-7563